Exhibit 99.1

Ares Capital Corporation

Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	3/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Earnings:
Net increase in stockholders’ equity resulting from operations	$123,766	$691,834	$202,696	$(139,457)	$90,832	$69,695
Income tax expense, including excise tax	2,047	5,392	575	248	(826)	4,932
Total earnings before taxes	$125,813	$697,226	$203,271	$(139,209)	$90,006	$74,627

Fixed Charges:
Interest and credit facility fees	$30,175	$79,347	$24,262	$36,515	$36,889	$18,584
Total fixed charges	$30,175	$79,347	$24,262	$36,515	$36,889	$18,584

Earnings available to cover fixed charges	$155,988	$776,573	$227,533	$(102,694)	$126,895	$93,211
Ratio of earnings to fixed charges	5.2	9.8	9.4	(2.8)	3.4	5.0

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions	$75,943	$476,018	$69,287	$(266,447)	$(4,117)	$13,063
Earnings available to cover fixed charges excluding above	$80,045	$300,555	$158,246	$163,753	$131,012	$80,148
Ratio of earnings to fixed charges excluding above	2.7	3.8	6.5	4.5	3.6	4.3

Footnote (1) calculation:
Total unrealized gains (losses)	22,234	230,743	88,707	(272,818)	(10,661)	(14,553)
Earnings available to cover fixed charges excluding above	133,754	545,830	138,826	170,124	137,556	107,764
	4.4	6.9	5.7	4.7	3.7	5.8